UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 28, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Q1 2022 Results Announcement

31 March 2022

Notes

This document contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended).

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2022 to the corresponding three months of 2021 and balance sheet analysis as at 31 March 2022 with comparatives relating to 31 December 2021 and 31 March 2021. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary.

The information in this announcement, which was approved by the Board of Directors on 27 April 2022, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2021, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K with the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 32 to 36 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Group's ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks, and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; the direct and indirect consequences of the Russia-Ukraine War on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK's exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group's reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in Barclays PLC's filings with the SEC (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2021), which are available on the SEC's website at www.sec.gov.

Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered a profit before tax of £2.2bn including £0.5bn of litigation and conduct charges, and a return on tangible equity (RoTE) of 11.5%

C. S. Venkatakrishnan, Group Chief Executive, commented
"A strong Q1 performance demonstrated Barclays' ability to deliver broad-based income growth across all operating businesses. Group income was up 10% to £6.5bn, alongside profit before tax of £2.2bn and a RoTE of 11.5%. Our performance includes the relevant costs1 relating to the over-issuance of securities in the US and customer remediation of a legacy loan portfolio. Our income growth was driven partly by Global Markets, which has been helping clients navigate ongoing market volatility caused by geopolitical and economic challenges including the devastating war in Ukraine, and by the impact of higher interest rates in the US and UK.
We remain focused on the impact higher prices are having on our customers and our small business and corporate clients, all of whom are facing far harder conditions this year as a result of inflation, supply chain issues and higher energy costs. We will support them through this difficult period wherever we can, and support the wider economy just as we did through the COVID-19 pandemic.
Our diversified income streams, focus on costs and a Common Equity Tier 1 (CET1) ratio of 13.8% provide a strong platform to deliver our target of a greater than 10% RoTE for 2022. We remain focused on our three strategic priorities as the year progresses: delivering next-generation, digitised consumer financial services, producing sustainable growth in the Corporate and Investment Bank (CIB), and capturing opportunities as we transition to a low-carbon economy."

Key financial metrics:

	Income	Cost: income ratio	Profit before tax	RoTE	EPS	CET1 ratio	TNAV per share
Q122	£6.5bn	63%	£2.2bn	11.5%	8.4p	13.8%	294p

Q122 performance1:

●	Attributable profit was £1.4bn (Q121: £1.7bn) including litigation and conduct charges net of tax of £0.4bn
●	Group income was £6.5bn (Q121: £5.9bn) up 10% year-on-year
-
Strong CIB income: strong FICC and Equities performance with higher levels of activity as we supported our clients through a period of market volatility, more than offsetting weaker Investment Banking fees driven by a reduced fee pool2

	-	Consumer and payments businesses recovering: robust UK mortgage lending, positive trends in UK and US consumer spending and payments volumes, and tailwind from rising rates
●
Costs impacted by litigation and conduct charges: total operating expenses of £4.1bn (Q121: £3.6bn) included litigation and conduct charges of £0.5bn relating to the over-issuance of securities by Barclays Bank PLC in the US and customer remediation costs relating to a legacy loan portfolio

	-	Group costs excluding litigation and conduct were £3.6bn, up 1% year-on-year
●
Credit impairment charges: £0.1bn charge (Q121: £0.1bn) driven by low delinquencies and a benign credit environment, with unsecured lending provision levels remaining appropriate in light of inflationary headwinds

●	Capital: CET1 ratio of 13.8% (December 2021: 15.1%) and tangible net asset value (TNAV) per share of 294p (December 2021: 291p)

Outlook:

●	Returns: Barclays continues to target a RoTE of greater than 10% in 2022
●	Income: Barclays' diversified income streams position the Group well for the current economic and market environment and rising interest rates
●	Costs: given £0.5bn of litigation and conduct charges in Q122 and current expectations for inflation and performance costs, Barclays now expects FY22 total operating expenses to be around £15.0bn3
●
Impairment: acknowledging geopolitical uncertainty and cost of living pressures, the impairment charge is expected to remain below pre-pandemic levels in coming quarters given reduced unsecured lending balances and appropriate coverage ratios

●	Capital: Barclays continues to target a CET1 ratio within the range of 13-14%
●
Capital returns: Barclays' capital distribution policy incorporates a progressive ordinary dividend, supplemented as appropriate, including with share buybacks. Barclays remains committed to the share buyback programme and the intention would be to launch it as soon as practicable following resolution of filing requirements being reached with the SEC and the appropriate 20-F filings having been made. See Supplementary Information on pages 30 to 31 for further details

1	To reflect the over-issuance of US securities under the Barclays Bank PLC US Shelf, 2021 comparatives have been restated. See Basis of preparation on page 31 for further details.
2	Data source: Dealogic for the period covering 1 January to 31 March 2022.
3	Group cost outlook is based on an average USD/GBP FX rate of 1.31 during 2022 and subject to foreign currency movements.

Barclays Group results for the three months ended
	31.03.22	31.03.211
	£m	£m	% Change
Net interest income	2,341	1,851	26
Net fee, commission and other income	4,155	4,049	3
Total income	6,496	5,900	10
Credit impairment charges	(141)	(55)
Net operating income	6,355	5,845	9
Operating costs	(3,588)	(3,545)	(1)
Litigation and conduct	(523)	(33)
Total operating expenses	(4,111)	(3,578)	(15)
Other net (expenses)/income	(10)	132
Profit before tax]	2,234	2,399	(7)
Tax charge	(614)	(496)	(24)
Profit after tax	1,620	1,903	(15)
Non-controlling interests	(1)	(4)	75
Other equity instrument holders	(215)	(195)	(10)
Attributable profit	1,404	1,704	(18)

Performance measures
Return on average tangible shareholders' equity	11.5%	14.7%
Average tangible shareholders' equity (£bn)	48.8	46.5
Cost: income ratio	63%	61%
Loan loss rate (bps)	15	6
Basic earnings per share	8.4p	9.9p
Basic weighted average number of shares (m)	16,682	17,293	(4)
Period end number of shares (m)	16,762	17,223	(3)

	As at 31.03.22	Restated2 As at 31.12.21	As at 31.03.21
Balance sheet and capital management	£bn	£bn	£bn
Loans and advances at amortised cost	371.7	361.5	345.8
Loans and advances at amortised cost impairment coverage ratio	1.5%	1.6%	2.2%
Total assets	1,496.1	1,384.3	1,379.7
Deposits at amortised cost	546.5	519.4	498.8
Tangible net asset value per share	294p	291p	267p
Common equity tier 1 ratio	13.8%	15.1%	14.6%
Common equity tier 1 capital	45.3	47.3	45.9
Risk weighted assets	328.8	314.1	313.4
UK leverage ratio	5.0%	5.2%	5.0%
UK leverage exposure	1,123.5	1,137.9	1,145.4
Average UK leverage ratio	4.8%	4.9%	4.9%
Average UK leverage exposure	1,179.4	1,229.0	1,174.9

Funding and liquidity
Group liquidity pool (£bn)	320	291	290
Liquidity coverage ratio	159%	168%	161%
Loan: deposit ratio	68%	70%	69%

1	The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 31 for further details.
2
31 December 2021 financial and capital metrics have been restated to reflect the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 31 for further details.

Group Finance Director's Review

Over-issuance of US securities under the Barclays Bank PLC US Shelf: Barclays has a provision of £540m at Q122 relating to this matter, £320m (post-tax impact of £240m) of which was recognised in Q122 and £220m (post-tax impact of £170m) recognised in 2021, see Basis of preparation on page 31 for further details.

Group performance

●	Barclays' diversified model delivered a profit before tax of £2,234m (Q121: £2,399m), RoTE of 11.5% (Q121: 14.7%), and earnings per share (EPS) of 8.4p (Q121: 9.9p)
●
Total income increased to £6,496m (Q121: £5,900m). Barclays UK income increased 5%. Barclays International income increased 10%, with CIB income up 10% and Consumer, Cards and Payments (CC&P) income up 10%

●
Credit impairment charges of £141m (Q121: £55m) were driven by ongoing flows to delinquency in unsecured lending. Coverage levels remained materially in line with Q421 and were considered appropriate having been assessed against rising inflation and affordability headwinds

●
Total operating expenses increased to £4,111m (Q121: £3,578m) due to litigation and conduct charges of £523m including a provision in CIB of £320m (post-tax impact of £240m) relating to the over-issuance of securities by Barclays Bank PLC in the US and higher customer remediation costs relating to a legacy loan portfolio in CC&P. This resulted in a cost: income ratio of 63% (Q121: 61%). Costs excluding litigation and conduct increased 1% to £3,588m, reflecting continued investment and business growth, partially offset by lower performance costs and efficiency savings

●
The effective tax rate (ETR) was 27.5% (Q121: 20.7%). The tax charge included a £346m charge recognised for the re-measurement of the Group's UK deferred tax assets (DTAs) due to the enactment of legislation in Q122 which will result in the UK banking surcharge rate being reduced from 8% to 3% effective from 1 April 2023 (the ETR excluding the impact of this downward re-measurement of UK DTAs was 12.0%). Tax credits relating to adjustments in respect of prior years partially offset the impact of the downward UK DTA re-measurement

●	Attributable profit was £1,404m (Q121: £1,704m) including litigation and conduct charges net of tax of £405m
●	Total assets increased to £1,496bn (December 2021: £1,384bn) primarily due to an increase in client and trading activity, and growth in the liquidity pool
●	TNAV per share increased to 294p (December 2021: 291p1) primarily reflecting 8.4p of EPS, partially offset by net negative reserve movements driven by higher interest rates

Barclays UK

●	Profit before tax increased to £594m (Q121: £460m). RoTE was 15.6% (Q121: 12.0%) reflecting the resilience of the business which is well positioned within the current UK operating environment
●
Total income increased 5% to £1,649m. Net interest income increased 5% to £1,339m with a net interest margin of 2.62% (Q121: 2.54%) primarily driven by the rising interest rate environment in the UK. Net fee, commission and other income increased 5% to £310m

	-	Personal Banking income increased 11% to £1,022m, driven by rising interest rates and supported by the benefit of strong 2021 mortgage origination
-
Barclaycard Consumer UK income decreased 12% to £276m as higher transaction based revenues from improved customer spend volumes were more than offset by lower interest earning lending (IEL) balances. Lower IEL balances were impacted by higher customer repayments and reduced borrowing

-
Business Banking income increased 4% to £351m driven by rising interest rates alongside improved transaction based revenues, partially offset by lower government scheme lending income as repayments continue

●
Credit impairment charges decreased 38% to £48m reflecting lower unsecured lending balances and lower delinquency rates. As at 31 March 2022, 30 and 90 day arrears rates in UK cards were 1.0% (Q121: 1.6%) and 0.3% (Q121: 0.8%) respectively. The credit card and consumer loan businesses maintain appropriate provision levels in light of emerging affordability headwinds, as reflected in a total coverage ratio of 10.6% (December 2021: 10.9%)

●	Total operating expenses decreased 3% to £1,007m driven by lower operational costs and efficiency savings, partially offset by increased investment spend
●
Loans and advances to customers at amortised cost decreased 1% in the quarter to £207.3bn as £1.0bn of mortgage growth was more than offset by a £2.3bn decrease in Business Banking balances due to the repayment of government scheme lending and the yield curve impact from rising interest rates on the Education, Social Housing and Local Authority portfolio carrying value

●	Customer deposits at amortised cost remained broadly stable at £260.3bn, maintaining a strong loan: deposit ratio of 85% (December 2021: 85%)
●	RWAs remained stable at £72.7bn (December 2021: £72.3bn)

1
31 December 2021 financial and capital metrics have been restated to reflect the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 31 for further details.

Barclays International

●	Profit before tax decreased 13% to £1,713m with a RoTE of 14.8% (Q121: 17.7%), reflecting a RoTE of 17.1% (Q121: 17.9%) in CIB and (1.5)% (Q121: 16.5%) in CC&P
●	Total income increased to £4,824m (Q121: £4,399m)
	-	CIB income increased 10% to £3,938m reflecting the benefit of a diversified business model
-
Global Markets income increased 26% to £2,696m driven by strong performances in FICC and Equities, reflecting higher levels of activity as we supported our clients through a period of market volatility. FICC income increased 37% to £1,644m, mainly in macro, and Equities income increased 13% to £1,052m driven by derivatives

		-	Investment Banking fees income decreased 25% to £648m due to the reduced fee pool, particularly in Equity capital markets1, and a strong prior year comparative
-
Within Corporate, Transaction banking income increased 19% to £469m driven by deposit balance growth, improved margins and higher payments volumes. Corporate lending income decreased 39% to £125m due to higher costs of hedging and credit protection

	-	CC&P income increased 10% to £886m
		-	International Cards and Consumer Bank income was stable at £538m as higher average cards balances were offset by higher customer acquisition costs
		-	Private Bank income increased 20% to £214m, reflecting client balance growth and improved margins
		-	Unified Payments income increased 44% to £134m driven by turnover growth following the easing of lockdown restrictions in the past year
●	Credit impairment charges were £101m (Q121: £22m net release) reflecting a continued benign credit environment
	-	CIB credit impairment net release of £33m (Q121: £43m net release) was driven by improvements in the portfolio and limited material single name wholesale loan charges
-
CC&P credit impairment charges increased to £134m (Q121: £21m charge) driven by higher unsecured lending balances in US cards. As at 31 March 2022, 30 and 90 day arrears in US cards were 1.6% (Q121: 2.1%) and 0.8% (Q121: 1.2%) respectively. The US cards business continues to maintain appropriate provision levels in light of potential emerging affordability headwinds, as reflected in a total coverage ratio of 10.4% (December 2021: 10.6%)

●	Total operating expenses increased 23% to £3,018m
-
CIB total operating expenses increased 19% to £2,239m primarily driven by a £320m provision relating to the expected losses resulting from a rescission offer to repurchase certain securities issuances identified as being in excess of the registered amount. Operating costs increased 2% to £1,921m as investment in talent, systems and technology were partially offset by lower performance costs

-
CC&P total operating expenses increased 36% to £779m driven by £195m of litigation and conduct costs, including a provision for higher customer remediation costs relating to a legacy loan portfolio, and higher investment spend reflecting an increase in marketing and costs for existing and new partnerships

●
RWAs increased to £245.1bn (December 2021: £230.9bn) resulting from regulatory changes that took effect from 1 January 2022, increased client and trading activity within CIB and an increase in respect of short-term hedging arrangements designed to manage the risks of the rescission offer

Head Office

●	Loss before tax was £73m (Q121: £32m)
●
Total income was £23m (Q121: £75m expense) which included a one-off gain of £86m from the sale and leaseback of UK data centres, partially offset by hedge accounting, funding costs on legacy capital instruments and treasury items

●	Total operating expenses were £86m (Q121: £80m)
●	Other net income was an expense of £18m (Q121: £123m income) driven by a fair value loss in Barclays associate investment holding in the Business Growth Fund
●	RWAs were £11.0bn (December 2021: £11.0bn)

1	Data source: Dealogic for the period covering 1 January to 31 March 2022.

Group capital and leverage1

●	The CET1 ratio decreased by 130bps to 13.8% (December 2021: 15.1%) as capital decreased by £2.1bn to £45.3bn and RWAs increased by £14.7bn to £328.8bn
-
The expected impact of regulatory change on 1 January 2022 reduced the CET1 ratio by c80bps as CET1 capital decreased £1.7bn and RWAs increased £6.6bn with a further c30bps reduction due to the £1bn buyback announced with FY21 results

-
The impact of the over-issuance of securities in the US reduced the CET1 ratio by c20bps due to a £0.2bn (post-tax) increase to the provision reducing CET1 capital and a £2.8bn increase in RWAs reflecting the short-term hedging arrangements designed to manage the risk of the rescission offer

-
Excluding the above impacts there was an increase to the CET1 ratio as CET1 capital increased by £0.9bn reflecting profits (excluding the increase in provision for the over-issuance of securities in the US), an accrual toward a FY22 dividend, equity coupons paid, and an increased deduction for prudent valuation adjustments (PVA). This was largely offset by an RWA increase of £5.3bn primarily due to increased client and trading activity within the CIB

●
The UK leverage ratio decreased to 5.0% (December 2021: 5.2%) primarily due to the decrease in CET1 capital and the £1bn redemption of Additional Tier 1 (AT1) instruments partially offset by a decrease in the leverage exposure of £14.4bn to £1,123.5bn (December 2021: £1,137.9bn)

Group funding and liquidity

●
The liquidity pool was £320bn (December 2021: £291bn) and the liquidity coverage ratio remained significantly above the 100% regulatory requirement at 159% (December 2021: 168%), equivalent to a surplus of £115bn (December 2021: £116bn). The increase in the pool was driven by deposit growth and an increase in wholesale funding, which were partly offset by an increase in business funding consumption

●
Wholesale funding outstanding, excluding repurchase agreements, was £178.1bn (December 2021: £167.5bn). The Group issued £1.4bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during the year. The Group has a strong MREL position with a ratio of 31.2% of RWAs which is in excess of its regulatory requirement of 28.9%

Other matters

●
Over-issuance of US securities under the Barclays Bank PLC US Shelf: as per Barclays' RNS announcement on 28 March 2022, Barclays has commissioned a review by external counsel of the facts and circumstances relating to the matter and is assisting regulators with their inquiries and requests for information. Barclays Bank PLC has elected to make a rescission offer to certain purchasers of the affected securities issued in excess of the registered amount, which is expected to commence during the second quarter of 2022. Barclays remains committed to its structured products business in the US and expects Barclays Bank PLC to file a new shelf registration statement with the SEC, and resume issuance of structured notes, during the second quarter of 2022. The final cost of any rescission offer will be impacted by prevailing market conditions at the date of that offer. Hedges have been put in place to minimise this volatility, but the final impact may differ from the provision reflected at Q122. For further details, please refer to Supplementary Information on pages 30 to 31

●
Legacy loan portfolio: a customer remediation provision of £181m has been recognised in relation to a legacy timeshare loan portfolio brokered by Azure Services Limited (ASL). The provision represents the best estimate as at Q122. Barclays continues to review complaints regarding legacy partner finance loans, however it is not currently possible to predict the outcome of this review

●
Absa sale: on 21 April 2022, Barclays sold 63m ordinary shares in Absa Group Limited (7.4% of Absa's issued share capital) at a price of ZAR 164.0 per share, raising aggregate gross sale proceeds of ZAR 10.3bn (£516m2). The sale is expected to result in an increase of approximately 10 basis points to Barclays' CET1 ratio in the second quarter of 2022 primarily due to reduced capital deductions and RWAs, partially offset by a loss on sale of £42m through the income statement

●
Pensions: during 2019 and 2020, the UK Retirement Fund (UKRF), the Group's main pension scheme, subscribed for non-transferable listed senior fixed rate notes for £1.25bn. As a result of these transactions, the CET1 impact of the UKRF was deferred until 2023, 2024 and 2025 upon maturity of the notes. Following the PRA's statement on 13 April 2022, Barclays is planning to unwind these transactions and to agree the terms and timing of this unwind with the UKRF Trustee as part of the next triennial actuarial valuation as at 30 September 2022. Upon unwind, this would result in a c30bps reduction to the CET1 ratio potentially being accelerated to Q422 from 2023, 2024 and 2025. As at 31 March 2022, the UKRF was in an accounting surplus of £4.4bn on an IAS 19 basis and as at 30 September 2021 was in a funding surplus of £0.6bn. There may also be a pension related reduction in Pillar 2A requirements in 2022 which could partially mitigate the impact of the unwind on the Group surplus capital position

1
31 December 2021 financial and capital metrics have been restated to reflect the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 31 for further details.

2	Exchange rate GBP/ZAR 20.04 as of 21 April 2022.

Capital distributions

●
Barclays is committed to maintaining an appropriate balance between delivering attractive total cash returns to shareholders, investment in the business and maintaining a strong capital position. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividends as appropriate, including with share buybacks

●
In its 28 March 2022 announcement, Barclays indicated that its previously announced £1bn share buyback programme was expected to commence in Q222 following the publication of Q1 results. Barclays' Q1 performance, including a profit before tax of £2.2bn, a RoTE of 11.5% and a CET1 ratio of 13.8% continues to provide a strong platform for returning capital through the previously announced buyback programme. Due to the ongoing discussions with the SEC regarding the potential restatement of the 2021 financial statements included in Barclays PLC's Form 20-F filed with the SEC, Barclays believes that it is prudent to delay the commencement of the buyback programme until those discussions have been concluded. Barclays remains committed to the share buyback programme and the intention would be to launch it as soon as practicable following resolution of filing requirements being reached with the SEC and the appropriate 20-F filings having been made. For further details regarding discussions with the SEC, see Supplementary Information on pages 30 to 31

Group targets

Barclays continues to target the following over the medium term:

●	Returns: RoTE of greater than 10%
●	Cost efficiency: cost: income ratio below 60%
●	Capital adequacy: CET1 ratio in the range of 13-14%

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Three months ended	Three months ended
	31.03.22	31.03.21
Income statement information	£m	£m	% Change
Net interest income	1,339	1,281	5
Net fee, commission and other income	310	295	5
Total income	1,649	1,576	5
Credit impairment charges	(48)	(77)	38
Net operating income	1,601	1,499	7
Operating costs	(998)	(1,036)	4
Litigation and conduct	(9)	(3)
Total operating expenses	(1,007)	(1,039)	3
Other net income	-	-
Profit before tax	594	460	29
Attributable profit	396	298	33

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	207.3	208.8	205.7
Total assets	317.2	321.2	309.1
Customer deposits at amortised cost	260.3	260.6	247.5
Loan: deposit ratio	85%	85%	88%
Risk weighted assets	72.7	72.3	72.7
Period end allocated tangible equity	10.1	10.0	10.0

	Three months ended	Three months ended
Performance measures	31.03.22	31.03.21
Return on average allocated tangible equity	15.6%	12.0%
Average allocated tangible equity (£bn)	10.1	9.9
Cost: income ratio	61%	66%
Loan loss rate (bps)	9	14
Net interest margin	2.62%	2.54%

Analysis of Barclays UK	Three months ended	Three months ended
	31.03.22	31.03.21
Analysis of total income	£m	£m	% Change
Personal Banking	1,022	923	11
Barclaycard Consumer UK	276	315	(12)
Business Banking	351	338	4
Total income	1,649	1,576	5

Analysis of credit impairment charges
Personal Banking	21	(22)
Barclaycard Consumer UK	(44)	(36)	(22)
Business Banking	(25)	(19)	(32)
Total credit impairment charges	(48)	(77)	38

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	166.5	165.4	160.4
Barclaycard Consumer UK	8.4	8.7	8.7
Business Banking	32.4	34.7	36.6
Total loans and advances to customers at amortised cost	207.3	208.8	205.7

Analysis of customer deposits at amortised cost
Personal Banking	196.6	196.4	186.0
Barclaycard Consumer UK	-	-	0.1
Business Banking	63.7	64.2	61.4
Total customer deposits at amortised cost	260.3	260.6	247.5

Barclays International	Three months ended	Three months ended1
	31.03.22	31.03.21
Income statement information	£m	£m	% Change
Net interest income	936	748	25
Net trading income	2,446	1,934	26
Net fee, commission and other income	1,442	1,717	(16)
Total income	4,824	4,399	10
Credit impairment (charges)/releases	(101)	22
Net operating income	4,723	4,421	7
Operating costs	(2,505)	(2,438)	(3)
Litigation and conduct	(513)	(21)
Total operating expenses	(3,018)	(2,459)	(23)
Other net income	8	9	(11)
Profit before tax	1,713	1,971	(13)
Attributable profit	1,300	1,431	(9)

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	144.8	133.8	123.5
Trading portfolio assets	134.1	146.9	131.1
Derivative financial instrument assets	288.8	261.5	269.4
Financial assets at fair value through the income statement	203.8	188.2	197.5
Cash collateral and settlement balances	132.0	88.1	109.7
Other assets	255.5	225.6	221.7
Total assets	1,159.0	1,044.1	1,052.9
Deposits at amortised cost	286.1	258.8	251.2
Derivative financial instrument liabilities	277.2	256.4	260.2
Loan: deposit ratio	51%	52%	49%
Risk weighted assets	245.1	230.9	230.0
Period end allocated tangible equity	35.6	33.2	32.7

	Three months ended	Three months ended
Performance measures	31.03.22	31.03.21
Return on average allocated tangible equity	14.8%	17.7%
Average allocated tangible equity (£bn)	35.1	32.3
Cost: income ratio	63%	56%
Loan loss rate (bps)	28	(7)
Net interest margin	4.15%	3.92%

1	The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 31 for further details.

Analysis of Barclays International
Corporate and Investment Bank	Three months ended	Three months ended1
	31.03.22	31.03.21
Income statement information	£m	£m	% Change
Net interest income	385	270	43
Net trading income	2,450	1,917	28
Net fee, commission and other income	1,103	1,407	(22)
Total income	3,938	3,594	10
Credit impairment releases	33	43	(23)
Net operating income	3,971	3,637	9
Operating costs	(1,921)	(1,886)	(2)
Litigation and conduct	(318)	(1)
Total operating expenses	(2,239)	(1,887)	(19)
Other net income	-	1
Profit before tax	1,732	1,751	(1)
Attributable profit	1,316	1,263	4

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	109.6	100.0	94.3
Trading portfolio assets	134.0	146.7	130.9
Derivative financial instrument assets	288.7	261.5	269.4
Financial assets at fair value through the income statement	203.8	188.1	197.3
Cash collateral and settlement balances	131.2	87.2	108.8
Other assets	222.5	195.8	190.8
Total assets	1,089.8	979.3	991.5
Deposits at amortised cost	214.7	189.4	185.2
Derivative financial instrument liabilities	277.1	256.4	260.2
Risk weighted assets	213.5	200.7	201.3

	Three months ended	Three months ended
Performance measures	31.03.22	31.03.21
Return on average allocated tangible equity	17.1%	17.9%
Average allocated tangible equity (£bn)	30.8	28.2
Cost: income ratio	57%	53%

Analysis of total income	£m	£m	% Change
FICC	1,644	1,204	37
Equities	1,052	932	13
Global Markets	2,696	2,136	26
Advisory	185	163	13
Equity capital markets	47	243	(81)
Debt capital markets	416	453	(8)
Investment Banking fees	648	859	(25)
Corporate lending	125	206	(39)
Transaction banking	469	393	19
Corporate	594	599	(1)
Total income	3,938	3,594	10

1	The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 31 for further details.

Analysis of Barclays International
Consumer, Cards and Payments	Three months ended	Three months ended
	31.03.22	31.03.21
Income statement information	£m	£m	% Change
Net interest income	551	478	15
Net fee, commission, trading and other income	335	327	2
Total income	886	805	10
Credit impairment charges	(134)	(21)
Net operating income	752	784	(4)
Operating costs	(584)	(552)	(6)
Litigation and conduct	(195)	(20)
Total operating expenses	(779)	(572)	(36)
Other net income	8	8	-
(Loss)/profit before tax	(19)	220
Attributable (loss)/profit	(16)	168

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	35.2	33.8	29.2
Total assets	69.2	64.8	61.4
Deposits at amortised cost	71.4	69.4	66.0
Risk weighted assets	31.6	30.2	28.8

	Three months ended	Three months ended
Performance measures	31.03.22	31.03.21
Return on average allocated tangible equity	(1.5)%	16.5%
Average allocated tangible equity (£bn)	4.3	4.1
Cost: income ratio	88%	71%
Loan loss rate (bps)	145	27

Analysis of total income	£m	£m	% Change
International Cards and Consumer Bank	538	533	1
Private Bank	214	179	20
Unified Payments	134	93	44
Total income	886	805	10

Head Office	Three months ended	Three months ended
	31.03.22	31.03.21
Income statement information	£m	£m	% Change
Net interest income	66	(178)
Net fee, commission and other income	(43)	103
Total income	23	(75)
Credit impairment releases	8	-
Net operating income	31	(75)
Operating costs	(85)	(71)	(20)
Litigation and conduct	(1)	(9)	89
Total operating expenses	(86)	(80)	(8)
Other net (expenses)/income	(18)	123
Loss before tax	(73)	(32)
Attributable loss	(292)	(25)

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Balance sheet information	£bn	£bn	£bn
Total assets	19.9	19.0	17.7
Risk weighted assets	11.0	11.0	10.7
Period end allocated tangible equity	3.6	5.7	3.3

	Three months ended	Three months ended
Performance measures	31.03.22	31.03.21
Average allocated tangible equity (£bn)	3.6	4.3

Performance Management

Margins and balances
	Three months ended 31.03.22			Three months ended 31.03.21
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,339	207,607	2.62	1,281	204,663	2.54
Barclays International1	867	84,838	4.15	755	78,230	3.92
Total Barclays UK and Barclays International	2,206	292,445	3.06	2,036	282,893	2.92
Other2	135			(185)
Total Barclays Group	2,341			1,851

1	Barclays International margins include the lending related investment bank business.
2	Other includes Head Office and the non-lending related investment bank businesses not included in Barclays International margins.

The Group's combined product and equity structural hedge notional as at 31 March 2022 was £238bn (31 March 2021: £192bn), with an average duration of close to 3 years (2021: average duration 2.5 to 3 years). Group net interest income includes gross structural hedge contributions of £378m (Q121: £350m) and net structural hedge contributions of £141m (Q121: £301m). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.21	£m	£m	%
Barclays UK	1,313	209,064	2.49
Barclays International1	848	81,244	4.14
Total Barclays UK and Barclays International	2,161	290,308	2.95

Three months ended 30.09.21
Barclays UK	1,303	207,692	2.49
Barclays International1	783	77,364	4.02
Total Barclays UK and Barclays International	2,086	285,056	2.90

Three months ended 30.06.21
Barclays UK	1,305	205,168	2.55
Barclays International1	763	77,330	3.96
Total Barclays UK and Barclays International	2,068	282,498	2.94

Three months ended 31.03.21
Barclays UK	1,281	204,663	2.54
Barclays International1	755	78,230	3.92
Total Barclays UK and Barclays International	2,036	282,893	2.92

1	Barclays International margins include the lending related investment bank business.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 31 March 2022. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 31 March 2022.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as expected credit loss (ECL) is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.03.22	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	158,707	25,003	3,049	186,759	221	943	704	1,868	184,891
Barclays International	26,627	2,792	1,574	30,993	575	873	795	2,243	28,750
Head Office	3,688	380	691	4,759	1	27	347	375	4,384
Total Barclays Group retail	189,022	28,175	5,314	222,511	797	1,843	1,846	4,486	218,025
Barclays UK	35,052	1,848	914	37,814	142	48	103	293	37,521
Barclays International	102,476	13,271	1,014	116,761	195	177	364	736	116,025
Head Office	124	1	22	147	-	-	20	20	127
Total Barclays Group wholesale1	137,652	15,120	1,950	154,722	337	225	487	1,049	153,673
Total loans and advances at amortised cost	326,674	43,295	7,264	377,233	1,134	2,068	2,333	5,535	371,698
Off-balance sheet loan commitments and financial guarantee contracts2	330,717	27,886	1,724	360,327	207	275	21	503	359,824
Total3	657,391	71,181	8,988	737,560	1,341	2,343	2,354	6,038	731,522

	As at 31.03.22				Three months ended 31.03.22
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	3.8	23.1	1.0		43		9
Barclays International	2.2	31.3	50.5	7.2		128		167
Head Office	-	7.1	50.2	7.9		(7)		-
Total Barclays Group retail	0.4	6.5	34.7	2.0		164		30
Barclays UK	0.4	2.6	11.3	0.8		8		9
Barclays International	0.2	1.3	35.9	0.6		(7)		-
Head Office	-	-	90.9	13.6		(1)		-
Total Barclays Group wholesale1	0.2	1.5	25.0	0.7		-		-
Total loans and advances at amortised cost	0.3	4.8	32.1	1.5		164		18
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	1.0	1.2	0.1		(42)
Other financial assets subject to impairment3						19
Total4	0.2	3.3	26.2	0.8		141

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures, including lending under the government backed Bounce Back Loan Scheme (BBLs) of £9.0bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £5,199m of balances reported as wholesale loans on page 17 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £14bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £198.8bn and impairment allowance of £135m. This comprises £7m ECL on £198.5bn Stage 1 assets, £0m on £130m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £128m on £135m Stage 3 other assets.

4	The loan loss rate is 15bps after applying the total impairment charge of £141m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,695	22,779	2,915	186,389	261	949	728	1,938	184,451
Barclays International	25,981	2,691	1,566	30,238	603	795	858	2,256	27,982
Head Office	3,735	429	705	4,869	2	36	347	385	4,484
Total Barclays Group retail	190,411	25,899	5,186	221,496	866	1,780	1,933	4,579	216,917
Barclays UK	35,571	1,917	969	38,457	153	43	111	307	38,150
Barclays International	92,341	13,275	1,059	106,675	187	192	458	837	105,838
Head Office	542	2	21	565	-	-	19	19	546
Total Barclays Group wholesale1	128,454	15,194	2,049	145,697	340	235	588	1,163	144,534
Total loans and advances at amortised cost	318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451
Off-balance sheet loan commitments and financial guarantee contracts2	312,142	34,815	1,298	348,255	217	302	23	542	347,713
Total3	631,007	75,908	8,533	715,448	1,423	2,317	2,544	6,284	709,164

	As at 31.12.21				Year ended 31.12.21
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	4.2	25.0	1.0		(227)		-
Barclays International	2.3	29.5	54.8	7.5		181		60
Head Office	0.1	8.4	49.2	7.9		-		-
Total Barclays Group retail	0.5	6.9	37.3	2.1		(46)		-
Barclays UK	0.4	2.2	11.5	0.8		122		32
Barclays International	0.2	1.4	43.2	0.8		(197)		-
Head Office	-	-	90.5	3.4		-		-
Total Barclays Group wholesale1	0.3	1.5	28.7	0.8		(75)		-
Total loans and advances at amortised cost	0.4	4.9	34.8	1.6		(121)		-
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	0.9	1.8	0.2		(514)
Other financial assets subject to impairment3						(18)
Total	0.2	3.1	29.8	0.9		(653)

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures, including BBLs of £9.4bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £5,994m of balances reported as wholesale loans on page 17 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £18.8bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn and impairment allowance of £114m. This comprises £6m ECL on £154.9bn Stage 1 assets, £1m on £157.0bn Stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances and £107m on £110m Stage 3 other assets.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.03.22	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	147,839	18,815	1,370	805	20,990	2,148	170,977
Credit cards, unsecured loans and other retail lending	37,963	5,259	318	454	6,031	2,341	46,335
Wholesale loans	140,872	15,057	948	269	16,274	2,775	159,921
Total	326,674	39,131	2,636	1,528	43,295	7,264	377,233

Impairment allowance
Home loans	18	43	3	7	53	397	468
Credit cards, unsecured loans and other retail lending	759	1,526	116	133	1,775	1,393	3,927
Wholesale loans	357	235	3	2	240	543	1,140
Total	1,134	1,804	122	142	2,068	2,333	5,535

Net exposure
Home loans	147,821	18,772	1,367	798	20,937	1,751	170,509
Credit cards, unsecured loans and other retail lending	37,204	3,733	202	321	4,256	948	42,408
Wholesale loans	140,515	14,822	945	267	16,034	2,232	158,781
Total	325,540	37,327	2,514	1,386	41,227	4,931	371,698

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.2	0.2	0.9	0.3	18.5	0.3
Credit cards, unsecured loans and other retail lending	2.0	29.0	36.5	29.3	29.4	59.5	8.5
Wholesale loans	0.3	1.6	0.3	0.7	1.5	19.6	0.7
Total	0.3	4.6	4.6	9.3	4.8	32.1	1.5

As at 31.12.21
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	148,058	17,133	1,660	707	19,500	2,122	169,680
Credit cards, unsecured loans and other retail lending	37,840	5,102	300	248	5,650	2,332	45,822
Wholesale loans	132,967	15,246	306	391	15,943	2,781	151,691
Total	318,865	37,481	2,266	1,346	41,093	7,235	367,193

Impairment allowance
Home Loans	19	46	6	7	59	397	475
Credit cards, unsecured loans and other retail lending	824	1,493	85	123	1,701	1,504	4,029
Wholesale Loans	363	248	4	3	255	620	1,238
Total	1,206	1,787	95	133	2,015	2,521	5,742

Net exposure
Home loans	148,039	17,087	1,654	700	19,441	1,725	169,205
Credit cards, unsecured loans and other retail lending	37,016	3,609	215	125	3,949	828	41,793
Wholesale loans	132,604	14,998	302	388	15,688	2,161	150,453
Total	317,659	35,694	2,171	1,213	39,078	4,714	361,451

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.4	1.0	0.3	18.7	0.3
Credit cards, unsecured loans and other retail lending	2.2	29.3	28.3	49.6	30.1	64.5	8.8
Wholesale loans	0.3	1.6	1.3	0.8	1.6	22.3	0.8
Total	0.4	4.8	4.2	9.9	4.9	34.8	1.6

Measurement uncertainty

The Q122 ECL provision has been based on macroeconomic indicators used in the Q421 ECL scenario, rolled forward by one quarter, and updated to reflect changes in balances, risk parameters and individually assessed impaired names during the quarter. Management has applied economic uncertainty and other adjustments to modelled ECL outputs.

Uncertainty persists. The ongoing geopolitical situation could put further pressure on already high levels of inflation which may weigh on corporate profitability and consumer affordability levels. In addition, COVID-19 infection rates have started to increase across the globe which could result in (among other things) labour shortages and supply chain constraints.

In response to the changing economic environment, key baseline macroeconomic indicators have been tracked against consensus updates to March 2022. These latest updates reflect improved UK unemployment expectations but also higher inflationary expectations. However, because the macroeconomic outlook remains uncertain and has only recently changed, these updates have not been reflected in the Q122 ECL modelled provision level.

Furthermore, sensitivity analysis has been completed to estimate the impact of applying the refreshed UK unemployment baseline improvement to the UK Credit Cards portfolio. This high level analysis indicated that, all other things being equal, this would result in an immaterial release to modelled ECL. In addition, coverage levels have been assessed in light of the potential impact of higher inflation on customer affordability and expert judgements updated accordingly with the resulting adjustments included within total post model adjustments of £1.3bn (31 December 2021: £1.5bn).

The tables below show the key consensus macroeconomic variables used in the Baseline scenario and the probability weights applied to each scenario.

Baseline average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31.03.22%		%	%	%	%
UK GDP1	5.7	2.5	2.0	1.8	1.7
UK unemployment2	4.8	4.5	4.4	4.2	4.2
UK HPI3	1.1	1.7	1.9	2.2	2.2
UK bank rate	0.6	1.0	1.0	0.8	0.8
US GDP1	4.3	2.9	2.4	2.4	2.4
US unemployment4	4.3	3.7	3.6	3.6	3.6
US HPI5	4.8	5.3	4.9	5.0	5.0
US federal funds rate	0.3	0.8	1.1	1.3	1.3
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	4.9	2.3	1.9	1.7
UK unemployment2	4.8	4.7	4.5	4.3	4.2
UK HPI3	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP1	5.5	3.9	2.6	2.4	2.4
US unemployment4	5.5	4.2	3.6	3.6	3.6
US HPI5	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.03.22
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0
As at 31.12.21
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0

Treasury and Capital Risk

Regulatory minimum requirements

Capital

The Group's Overall Capital Requirement for CET1 is 11.0% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.5% Pillar 2A requirement and a 0% Countercyclical Capital Buffer (CCyB).

The Group's CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group. On 13 December 2021, the FPC announced that a CCyB rate of 1% for UK exposures has been re-introduced and will be applicable from 13 December 2022.

The Group's Pillar 2A requirement as per the PRA's Individual Capital Requirement was set as a nominal amount. When expressed as a percentage of RWAs this was 4.4% of which at least 56.25% needed to be met with CET1 capital, equating to approximately 2.5% of RWAs. The Pillar 2A requirement is subject to at least annual review and is based on a point in time assessment.

Leverage

The Group is subject to a UK leverage ratio requirement of 3.8%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of Tier 1 (T1) capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £5.9bn.

The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.4% Pillar 2A; and (ii) 6.75% of leverage exposures.  CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.

Significant regulatory updates in the period

Capital and RWAs

On 1 January 2022 the PRA's implementation of Basel III standards took effect including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and the introduction of the Standardised Approach for Counterparty Credit Risk (SA-CCR) which replaces the Current Exposure Method (CEM) for Standardised derivative exposures as a more risk sensitive approach. In addition, the PRA also implemented IRB roadmap changes which includes revisions to the criteria for definition of default, probability of default (PD) and loss given default (LGD) estimation to ensure supervisory consistency and increase transparency of IRB models.

Leverage

From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio no longer applies. Central bank claims can be excluded from the UK leverage ratio measure as long as they are matched by qualifying liabilities (rather than deposits).

References to CRR, as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.  On 31 March 2022, the temporary transitional powers (TTP) available to UK regulators to delay or phase in on-shoring of European Union legislation into UK law ended with full compliance of the on-shored regulations required from 1 April 2022.

		Restated1
Capital ratios2,3,4	As at 31.03.22	As at 31.12.21
CET1	13.8%	15.1%
T1	17.1%	19.1%
Total regulatory capital	20.1%	22.2%

Capital resources	£m	£m
Total equity excluding non-controlling interests per the balance sheet	68,465	69,052
Less: other equity instruments (recognised as AT1 capital)	(11,119)	(12,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(968)	(666)
Adjustment to retained earnings for foreseeable repurchase of shares	(1,000)	-
Adjustment to retained earnings for foreseeable other equity coupons	(39)	(32)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,864)	(1,585)
Goodwill and intangible assets	(8,035)	(6,804)
Deferred tax assets that rely on future profitability excluding temporary differences	(938)	(1,028)
Fair value reserves related to gains or losses on cash flow hedges	3,343	852
Gains or losses on liabilities at fair value resulting from own credit	4	892
Defined benefit pension fund assets	(3,225)	(2,619)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(50)
Adjustment under IFRS 9 transitional arrangements	601	1,229
Other regulatory adjustments	64	345
CET1 capital	45,269	47,327

AT1 capital
Capital instruments and related share premium accounts	11,119	12,259
Qualifying AT1 capital (including minority interests) issued by subsidiaries	-	637
Other regulatory adjustments and deductions	(60)	(80)
AT1 capital	11,059	12,816

T1 capital	56,328	60,143

T2 capital
Capital instruments and related share premium accounts	8,334	8,713
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,540	1,113
Credit risk adjustments (excess of impairment over expected losses)	98	73
Other regulatory adjustments and deductions	(160)	(160)
Total regulatory capital	66,140	69,882

Total RWAs	328,830	314,136

1	Capital metrics as at 31 December 2021 have been restated. See Basis of preparation on page 31 for further details. The transitional CET1 ratio remains unchanged at 15.1%.
2
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments. Prior period comparatives include the grandfathering of CRR non-compliant capital instruments.

3
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.6%, with £44.7bn of CET1 capital and £328.6bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

4
The Group's CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 13.8%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Restated1
Movement in CET1 capital	Three months ended 31.03.22
£m
Opening CET1 capital	47,327

Profit for the period attributable to equity holders	1,619
Own credit relating to derivative liabilities	(21)
Ordinary share dividends paid and foreseen	(302)
Purchased and foreseeable share repurchase	(1,000)
Other equity coupons paid and foreseen	(222)
Increase in retained regulatory capital generated from earnings	74

Net impact of share schemes	(268)
Fair value through other comprehensive income reserve	(209)
Currency translation reserve	370
Other reserves	24
Decrease in other qualifying reserves	(83)

Pension remeasurements within reserves	667
Defined benefit pension fund asset deduction	(606)
Net impact of pensions	61

Additional value adjustments (PVA)	(279)
Goodwill and intangible assets	(1,231)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	90
Direct and indirect holdings by an institution of own CET1 instruments	30
Adjustment under IFRS 9 transitional arrangements	(628)
Other regulatory adjustments	(92)
Decrease in regulatory capital due to adjustments and deductions	(2,110)

Closing CET1 capital	45,269

1	Opening balance as at 31 December 2021 has been restated. See Basis of preparation on page 31 for further details.

CET1 capital decreased £2.1bn to £45.3bn (December 2021: £47.3bn).

CET1 capital decreased by £1.7bn as a result of regulatory changes that took effect from 1 January 2022 including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and a reduction in IFRS9 transitional relief due to the relief applied to the pre-2020 impairment charge reducing to 25% in 2022 from 50% in 2021 and the relief applied to the post-2020 impairment charge reducing to 75% in 2022 from 100% in 2021.

£1.6bn of capital generated from profits, after absorbing the £0.2bn (post-tax) additional impact of the over-issuance of securities in the US, was more than offset by distributions of £1.5bn comprising:

●	£1bn for share buybacks announced with FY21 results
●	£0.3bn accrual towards a FY22 dividend
●	£0.2bn of equity coupons paid

Other significant decreases in the period were:

●	£0.3bn increase in the PVA deduction as a result of increased volatility and uncertainty in the market
●
£0.2bn decrease in the Fair value through other comprehensive income reserve primarily due to losses on bonds as a result of an increase in yields, partially offset by gains in value of the Absa investment

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.03.22	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	6,989	54,241	229	-	-	57	155	-	11,047	72,718
Corporate and Investment Bank	35,325	70,831	16,422	21,047	268	3,675	17,068	23,551	25,296	213,483
Consumer, Cards and Payments	21,289	3,459	242	12	-	37	110	34	6,424	31,607
Barclays International	56,614	74,290	16,664	21,059	268	3,712	17,178	23,585	31,720	245,090
Head Office	5,532	6,486	-	-	-	-	-	-	(996)	11,022
Barclays Group	69,135	135,017	16,893	21,059	268	3,769	17,333	23,585	41,771	328,830

As at 31.12.21
Barclays UK	7,195	53,408	426	-	-	138	100	-	11,022	72,289
Corporate and Investment Bank	29,420	64,416	15,223	19,238	105	2,289	17,306	27,308	25,359	200,664
Consumer, Cards and Payments	20,770	2,749	215	18	-	21	-	57	6,391	30,221
Barclays International	50,190	67,165	15,438	19,256	105	2,310	17,306	27,365	31,750	230,885
Head Office	4,733	7,254	-	-	-	-	-	-	(1,025)	10,962
Barclays Group	62,118	127,827	15,864	19,256	105	2,448	17,406	27,365	41,747	314,136

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.21)	189,945	37,673	44,771	41,747	314,136
Book size	10,139	290	(4,236)	24	6,217
Acquisitions and disposals	(70)	-	-	-	(70)
Book quality	(1,239)	(154)	-	-	(1,393)
Model updates	-	-	-	-	-
Methodology and policy	3,278	3,349	-	-	6,627
Foreign exchange movements1	2,099	831	383	-	3,313
Total RWA movements	14,207	4,316	(3,853)	24	14,694
Closing RWAs (as at 31.03.22)	204,152	41,989	40,918	41,771	328,830

1	Foreign exchange movements does not include foreign exchange for modelled market risk or operational risk.

Overall RWAs increased £14.7bn to £328.8bn (December 2021: £314.1bn)

Credit risk RWAs increased £14.2bn:

●
A £10.1bn increase in book size primarily driven by lending activities within CIB and an increase in short-term hedging arrangements designed to manage the risks of the rescission offer, expected to unwind after completion of such rescission offer

●	A £1.2bn decrease in book quality primarily driven by the benefit in mortgages from an increase in the House Price Index (HPI)
●
A £3.3bn increase in methodology and policy as a result of regulatory changes that took effect from 1 January 2022, relating to implementation of IRB roadmap changes partially offset by the reversal of the software intangibles benefit

●	A £2.1bn increase in FX due to appreciation of period end USD and EUR against GBP

Counterparty Credit risk RWAs increased £4.3bn:

●	A £3.3bn increase in methodology and policy as a result of regulatory changes that took effect from 1 January 2022, relating to the introduction of SA-CCR

Market risk RWAs decreased £3.9bn:

●
A £4.2bn decrease in book size primarily due to a decrease in Stressed Value at Risk (SVaR) model adjustment as a result of changes in portfolio composition and a reduction in Structural FX. This was partially offset by increased client and trading activities.

		Restated1
Leverage ratios2,3	As at 31.03.22	As at 31.12.21
	£m	£m
Average UK leverage ratio	4.8%	4.9%
Average T1 capital	56,701	59,739
Average UK leverage exposure	1,179,381	1,229,041

UK leverage ratio	5.0%	5.2%

CET1 capital	45,269	47,327
AT1 capital	11,059	12,179
T1 capital	56,328	59,506

UK leverage exposure	1,123,531	1,137,904

UK leverage exposure
Accounting assets
Derivative financial instruments	289,822	262,572
Derivative cash collateral	64,836	58,177
Securities financing transactions (SFTs)	186,417	170,853
Loans and advances and other assets	955,020	892,683
Total IFRS assets	1,496,095	1,384,285

Regulatory consolidation adjustments	(3,605)	(3,665)

Derivatives adjustments
Derivatives netting	(235,071)	(236,881)
Adjustments to collateral	(52,181)	(50,929)
Net written credit protection	19,729	15,509
Potential future exposure (PFE) on derivatives	85,619	137,291
Total derivatives adjustments	(181,904)	(135,010)

SFTs adjustments	29,095	24,544

Regulatory deductions and other adjustments	(22,332)	(20,219)

Weighted off-balance sheet commitments	119,933	115,047

Qualifying central bank claims	(260,196)	(210,134)

Settlement netting	(53,555)	(16,944)

UK leverage exposure	1,123,531	1,137,904

1	Capital and leverage metrics as at 31 December 2021 have been restated. See Basis of preparation on page 31 for further details.
2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3
Fully loaded average UK leverage ratio was 4.8%, with £56.1bn of T1 capital and £1,178.8bn of leverage exposure. Fully loaded UK leverage ratio was 5.0%, with £55.7bn of T1 capital and £1,122.9bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

The UK leverage ratio decreased to 5.0% (December 2021: 5.2%) primarily due to a £3.2bn decrease in T1 capital partially offset by a £14.4bn decrease in the leverage exposure. The UK leverage exposure decreased to £1,123.5bn (December 2021: £1,137.9bn), due to the following movements:

●	£51.7bn decrease in PFE on derivatives primarily driven by increased netting eligibility due to the introduction of SA-CCR
●
£23.7bn decrease due to a £50.1bn increase in qualifying central bank claims exemption due to the matching of allowable liabilities rather than deposits introduced under the UK leverage framework review, partially offset by a £26.3bn increase in cash

●
£34.5bn increase in derivative financial instruments post additional regulatory netting and adjustments for cash collateral primarily driven by client and trading activity in CIB and the application of a 1.4 multiplier introduced under SA-CCR

●	£20.1bn increase in SFTs primarily driven by client activity in CIB

The average UK leverage ratio decreased to 4.8% (December 2021: 4.9%) primarily due to a £3.0bn decrease in average T1 capital driven by the redemption of AT1 capital instruments and the reduction of IFRS9 transitional relief. This was partially offset by a £49.7bn decrease in the leverage exposure to £1,179.4bn (December 2021: £1,229.0bn) due to movements broadly in line with UK leverage as well as an increase in net written credit derivatives due to the inclusion of credit default swap options from 1 January 2022.

MREL

MREL requirements including buffers1,2,3	Total requirement (£m) based on		Requirement as a percentage of:
		Restated1		Restated1
	As at 31.03.22	As at 31.12.21	As at 31.03.22	As at 31.12.21
Requirement based on RWAs (minimum requirement)	94,947	77,302	28.9%	24.6%
Requirement based on UK leverage exposure3	89,025	93,975	7.9%	6.9%

				Restated1
Own funds and eligible liabilities1,2			As at 31.03.22	As at 31.12.21
			£m	£m
CET1 capital			45,269	47,327
AT1 capital instruments and related share premium accounts4			11,059	12,179
T2 capital instruments and related share premium accounts4			8,272	8,626
Eligible liabilities			37,886	39,889
Total Barclays PLC (the Parent company) own funds and eligible liabilities			102,486	108,021

Total RWAs			328,830	314,136
Total UK leverage exposure3			1,123,531	1,356,191

				Restated1
Own funds and eligible liabilities ratios as a percentage of:1			As at 31.03.22	As at 31.12.21
Total RWAs			31.2%	34.4%
Total UK leverage exposure3			9.1%	8.0%

As at 31 March 2022, Barclays PLC (the Parent company) held £102.5bn of own funds and eligible liabilities equating to 31.2% of RWAs. This was in excess of the Group's MREL requirement to hold £94.9bn of own funds and eligible liabilities equating to 28.9% of RWAs.

1	Capital and leverage metrics as at 31 December 2021 have been restated. See Basis of preparation on page 31 for further details.
2	CET1, T1 and T2 capital, and RWAs are calculated applying IFRS 9 transitional arrangements.
3	As at 31 December 2021, MREL requirements were on a CRR leverage basis which, from 1 January 2022, was no longer applicable for UK banks.
4	Includes other AT1 capital regulatory adjustments and deductions of £60m (December 2021: £80m), and other T2 credit risk adjustments and deductions of £62m (December 2021: £81m).

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Three months ended 31.03.22	Three months ended 31.03.211
	£m	£m
Total income	6,496	5,900
Credit impairment charges	(141)	(55)
Net operating income	6,355	5,845
Operating expenses excluding litigation and conduct	(3,588)	(3,545)
Litigation and conduct	(523)	(33)
Operating expenses	(4,111)	(3,578)
Other net (expenses)/income	(10)	132
Profit before tax	2,234	2,399
Tax charge	(614)	(496)
Profit after tax	1,620	1,903

Attributable to:
Equity holders of the parent	1,404	1,704
Other equity instrument holders	215	195
Total equity holders of the parent	1,619	1,899
Non-controlling interests	1	4
Profit after tax	1,620	1,903

Earnings per share	p	p
Basic earnings per ordinary share	8.4	9.9

1	The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 31 for further details.

Condensed consolidated balance sheet (unaudited)
		Restated1
	As at 31.03.22	As at 31.12.21
Assets	£m	£m
Cash and balances at central banks	264,916	238,574
Cash collateral and settlement balances	136,289	92,542
Loans and advances at amortised cost	371,698	361,451
Reverse repurchase agreements and other similar secured lending	2,999	3,227
Trading portfolio assets	134,208	147,035
Financial assets at fair value through the income statement	207,392	191,972
Derivative financial instruments	289,822	262,572
Financial assets at fair value through other comprehensive income	61,858	61,753
Investments in associates and joint ventures	988	999
Goodwill and intangible assets	8,046	8,061
Current tax assets	342	261
Deferred tax assets	5,171	4,619
Other assets	12,366	11,219
Total assets	1,496,095	1,384,285

Liabilities
Deposits at amortised cost	546,482	519,433
Cash collateral and settlement balances	121,299	79,371
Repurchase agreements and other similar secured borrowing	29,013	28,352
Debt securities in issue	110,658	98,867
Subordinated Liabilities	11,630	12,759
Trading portfolio liabilities	78,092	54,169
Financial liabilities designated at fair value	238,913	250,960
Derivative financial instruments	277,466	256,883
Current tax liabilities	1,050	689
Deferred tax liabilities	37	37
Other liabilities	12,021	12,724
Total liabilities	1,426,661	1,314,244

Equity
Called up share capital and share premium	4,551	4,536
Other reserves	317	1,770
Retained earnings	52,478	50,487
Shareholders' equity attributable to ordinary shareholders of the parent	57,346	56,793
Other equity instruments	11,119	12,259
Total equity excluding non-controlling interests	68,465	69,052
Non-controlling interests	969	989
Total equity	69,434	70,041

Total equity and liabilities	1,496,095	1,384,285

1	See Basis of preparation on page 31 for further details on restatement of prior period comparatives.

Condensed consolidated statement of changes in equity (unaudited)
				Restated1	Restated1		Restated1
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
Three months ended 31.03.22	£m	£m	£m	£m	£m	£m	£m
Balance as at 01 January 2022	4,536	12,259	1,770	50,487	69,052	989	70,041
Profit after tax	-	215	-	1,404	1,619	1	1,620
Retirement benefit remeasurements	-	-	-	667	667	-	667
Other	-	-	(1,462)	-	(1,462)	-	(1,462)
Total comprehensive income for the period	-	215	(1,462)	2,071	824	1	825
Employee share schemes and hedging thereof	15	-	-	351	366	-	366
Issue and redemption of other equity instruments	-	(1,132)	-	25	(1,107)	(20)	(1,127)
Other equity instruments coupon paid	-	(215)	-	-	(215)	-	(215)
Vesting of employee share schemes	-	-	9	(454)	(445)	-	(445)
Dividends paid	-	-	-	-	-	(1)	(1)
Other movements	-	(8)	-	(2)	(10)	-	(10)
Balance as at 31 March 2022	4,551	11,119	317	52,478	68,465	969	69,434

1	See Basis of preparation on page 31 for further details on restatement of opening balances.

	As at 31.03.2022	As at 31.12.2021
Other reserves	£m	£m
Currency translation reserve	3,110	2,740
Fair value through other comprehensive income reserve	(492)	(283)
Cash flow hedging reserve	(3,343)	(853)
Own credit reserve	(93)	(960)
Other reserves and treasury shares	1,135	1,126
Total	317	1,770

Financial Statement Notes

1.      Contingent liabilities and commitments

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the likelihood of an outflow of economic resources is remote.

Over Issuance of Securities in the US

Barclays Bank PLC maintains a US Shelf registration statement with the SEC in order to issue securities to US investors. The current shelf registration statement was declared effective by the SEC and was valid for three years from 1 August 2019. At the time this shelf registration statement was filed, Barclays Bank PLC was not eligible to be a "well-known seasoned issuer" (or WKSI) due to an historic SEC settlement order and was required to pre-register a set amount of securities to be issued under the US Shelf with the SEC.

On 10 March 2022, executive management became aware that Barclays Bank PLC had issued securities in excess of the set amount. It has been estimated that the BBPLC US shelf limit was exceeded on or around 18 February 2021, with issuances through to 10 March 2022 exceeding the limit by c.US$15bn. The securities that have been over issued in this period comprise structured notes and exchange traded notes (ETNs). Securities issued in excess of the limit are considered to be "unregistered securities" for the purposes of US securities law with the certain purchasers of those securities having the right to require Barclays Bank PLC to repurchase those securities at their original purchase price with compensatory interest and the potential for the certain purchasers to bring civil claims and the SEC and other regulators to take enforcement actions against Barclays Bank PLC.

Barclays has a provision of £540m at Q122 relating to this matter, £320m (post-tax impact of £240m) of which was recognised in Q122 and £220m (post-tax of £170m) recognised in 2021 in relation to the c.US$13bn over issuance of structured notes which represents the best estimate of the rescission right investors have for these securities. A contingent liability exists in relation to the c.US$2bn over issuance of ETNs due to evidentiary challenges and the high level of trading in the securities. A contingent liability also exists in relation to any potential claims or enforcement actions taken against Barclays Bank PLC but there is currently no indication of the timetable for resolution and it is not practicable to provide an estimate of the financial effects. Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of any civil claims or enforcement actions. Any such liabilities, claims or actions could have an adverse effect on Barclays Bank PLC's and the Group's business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.

Supplementary Information

Over-issuance of US securities under the Barclays Bank PLC US Shelf

In its announcement on 28 March 2022 relating to the impact of over-issuance under the US shelf registration statement (US Shelf) of Barclays Bank PLC (BBPLC), Barclays indicated that (i) it was assessing the impact of these matters on prior period financial statements of BBPLC and (ii) it had commissioned a review by external counsel (the Review) of the facts and circumstances relating to these matters, including, among other things, the control environment related to such over-issuance. In addition, it disclosed that BBPLC would make a rescission offer to certain purchasers of the affected securities issued in excess of the registered amount under the US Shelf. Since the announcement, Barclays has continued to engage with, and respond to inquiries and requests for information from, various regulators, including the US Securities and Exchange Commission (SEC).

Developments since the announcement:

●
Financial Statements in BPLC 2021 ARA: The directors do not believe it is appropriate under UK company law and financial reporting standards to revise the financial statements of Barclays PLC (BPLC) included in its 2021 Annual Report and Accounts (BPLC 2021 ARA) to reflect the impact of the over-issuance, but Barclays will instead record a pre-tax provision of £220m (£170m post-tax) as at 31 December 2021 as a prior year adjustment in the financial statements of BPLC for the year ended 31 December 2022 in relation to these matters. This and subsequent results announcements will therefore also reflect the impact of this adjustment in the appropriate prior year quarters.

●
Financial Statements in BPLC 2021 Form 20-F: Barclays is currently in discussions with the SEC regarding whether the fact that the financial statements of BPLC included in its Annual Report on Form 20-F for the year ended 31 December 2021 (the BPLC 2021 Form 20-F) do not reflect the £220m provision at 31 December 2021 for the over-issuance of structured notes and a contingent liability disclosure in respect of the over-issuance of exchange traded notes (ETNs) and related potential claims and enforcement actions against BBPLC and its affiliates constitutes a material accounting error under US securities laws. Depending on the outcome of those discussions, Barclays may be required to withdraw and refile (Restate or Restatement) the financial statements included in the BPLC 2021 Form 20-F to reflect these matters.  In any event, Barclays will be required to reflect the financial impact of these matters by adjusting the comparative financial periods in its subsequent financial filings until the error has been fully corrected.

●
BBPLC Financial Statements: Similarly, the directors of BBPLC do not believe it is appropriate under UK company law and financial reporting standards, to revise the financial statements of BBPLC included in its 2021 Annual Report and Accounts (BBPLC 2021 ARA), but Barclays will instead record the pre-tax provision of £220m as a prior year adjustment in the financial statements of BBPLC for the year ended 31 December 2022. However, due to the lower applicable materiality threshold for BBPLC, on 27 April 2022 the directors of BBPLC determined that BBPLC would Restate the financial statements included in its Annual Report on Form 20-F for the year ended 31 December 2021 (the BBPLC 2021 20-F) previously filed with the SEC. BBPLC intends to Restate such financial statements to reflect both the provision and the contingent liability referred to above. There will therefore be differences between the 2021 financial statements included in the BBPLC 2021 Form 20-F once amended and the BBPLC 2021 ARA, and investors are therefore cautioned to exercise care in using these financial statements during the course of 2022.

●
Assessment of Control Environment: In light of the ongoing Review, management has concluded that, by virtue of the fact that the over-issuance occurred and was not immediately identified, both BPLC and BBPLC had a material weakness in relation to certain aspects of their internal control environment and, as a consequence, their internal control over financial reporting for the year ended 31 December 2021 was not effective under the applicable Committee of Sponsoring Organizations (COSO) Framework. The material weakness that has been identified relates to a failure to monitor issuances of structured notes and ETNs under BBPLC's US Shelf during the period in which BBPLC's status changed from a "well-known seasoned issuer" to an "ineligible issuer" for US securities law purposes, and BBPLC was required to pre-register a set amount of securities to be issued under its US Shelf with the SEC. As a result of this failure, BBPLC issued securities in excess of that set amount.

●
Amendments to Forms 20-F: BPLC is preparing an amendment to the BPLC 2021 Form 20-F to reflect the change in management's assessment of BPLC's internal control over financial reporting and KPMG's auditor attestation thereon as well as its disclosure controls and procedures. BBPLC is preparing an amendment to the BBPLC 2021 Form 20-F to include its Restated 2021 financial statements and to reflect the change in management's assessment of internal control over financial reporting and disclosure controls and procedures. These amendments will be filed as soon as practicable. Until the BPLC 2021 Form 20-F has been amended to disclose that its internal controls were not effective, KPMG's audit report should not be relied upon by users of BPLC's financial statements. Until BBPLC has Restated its financial statements for the year ended 31 December 2021 and amended the BBPLC 2021 Form 20-F, investors and other users of BBPLC's filings with the SEC are cautioned not to rely on the financial statements included in the BBPLC 2021 Form 20-F.

●
Remediation Plans: Following a review of other issuance programmes utilised by members of the Group, management have determined that the Group is not in excess of any limit applicable to such programmes. Barclays is nonetheless enhancing the internal controls relating to its debt securities issuance activity in all relevant jurisdictions.

Barclays remains committed to its structured products business in the US and expects BBPLC to file a new shelf registration statement with the SEC as soon as practicable following the amendment of the BBPLC 2021 Form 20-F. For further details, please refer to the notes to the condensed consolidated financial statements accompanying this Q122 results announcement.

Notwithstanding any Restatement of the financial statements included in the BPLC 2021 Form 20-F that may ultimately be required in accordance with the applicable SEC rules, as mentioned above, it is not intended that the financial statements in the BPLC 2021 ARA for the financial year ended 31 December 2021 would be revised and the BPLC 2021 ARA, which has been circulated to shareholders ahead of the BPLC AGM to be held on 4 May 2022, will be laid before shareholders at that meeting in the usual way.

Basis of preparation

In March 2022, Barclays management became aware that Barclays Bank PLC, a subsidiary undertaking had issued securities in the US in excess of the amount it had registered with the SEC. The securities issued in excess of the registered amount were structured and exchange traded notes. As the securities were not issued in compliance with the Securities Act of 1933, as amended (the "Securities Act"), this gives rise to a right of rescission for certain purchasers of the securities. A proportion of these costs associated with the right of rescission are attributable to the financial statements for the year ended 31 December 2021. This omission in the financial statements has resulted in the restatement of the prior period comparatives with the following impact:

-
Litigation and conduct charges in the income statement in relation to 2021 were under reported by £220m increasing total operating expenses from a reported £14,439m to £14,659m. Provisions on the balance sheet have increased from a reported £1,688m to £1,908m.

-	Taxation charge in the income statement has reduced by £50m from a reported £1,188m to £1,138m with a corresponding decrease in current tax liabilities on the balance sheet from £739m to £689m.
-	CET1 capital decreased £0.2bn from £47.5bn to £47.3bn with the CET1 ratio remaining unchanged at 15.1%. The T1 ratio moved from 19.2% to 19.1% and Total capital ratio moved from 22.3% to 22.2%
-	Leverage exposure increased £1.9bn with the UK leverage ratio decreasing from 5.3% to 5.2% and the average UK leverage ratio remaining unchanged at 4.9%
-	Total own funds and eligible liabilities decreased £0.2bn to £108bn, which was in excess of a restated requirement to hold £94bn of own funds and eligible liabilities.

The overall impact of the restatement on the 2021 comparatives has been to reduce the reported profit after tax from £7,226m to £7,056m for the full financial year. This reduction in profit after tax was incurred after Q121 and as such, no adjustments have been made to the Q121 reported income statement figures.

Reflecting this adjustment in this Q122 results announcement results in a pre-tax provision of £220m (£170m post-tax) being reflected as at 31 December 2021. This reduces the 2022 impact of the provision previously communicated on 28 March 2022 and results in a pre-tax provision of £320m (£240m post-tax) being recognised in Q122. Had such adjustment not been made the impact on the key performance ratios for Q122 would have been to reduce the return on average tangible shareholders equity to 10.1% and increase the cost:income ratio to 67%.

Appendix: Non-IFRS Performance Measures

The Group's management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group's tangible shareholders' equity and the amounts allocated to businesses.

Average tangible shareholders' equity
Calculated as the average of the previous month's period end tangible equity and the current month's period end tangible equity. The average tangible shareholders' equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders' equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders' equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 33 to 34.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 33 to 35.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 15. Quoted as zero when credit impairment is a net release.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 14.
Tangible net asset value per share
Calculated by dividing shareholders' equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 36.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group's average tangible shareholders' equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Three months ended 31.03.22	£m	£bn	%
Barclays UK	396	10.1	15.6
Corporate and Investment Bank	1,316	30.8	17.1
Consumer, Cards and Payments	(16)	4.3	(1.5)
Barclays International	1,300	35.1	14.8
Head Office	(292)	3.6	n/m
Barclays Group	1,404	48.8	11.5

Three months ended 31.03.211
Barclays UK	298	9.9	12.0
Corporate and Investment Bank	1,263	28.2	17.9
Consumer, Cards and Payments	168	4.1	16.5
Barclays International	1,431	32.3	17.7
Head Office	(25)	4.3	n/m
Barclays Group	1,704	46.5	14.7

1	The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 31 for further details.

Barclays Group
Return on average tangible shareholders' equity	Q122	Q1211
	£m	£m
Attributable profit	1,404	1,704

	£bn	£bn
Average shareholders' equity	56.9	54.4
Average goodwill and intangibles	(8.1)	(7.9)
Average tangible shareholders' equity	48.8	46.5

Return on average tangible shareholders' equity	11.5%	14.7%

Barclays UK
	Q122	Q121
Return on average allocated tangible equity	£m	£m
Attributable profit	396	298

	£bn	£bn
Average allocated equity	13.7	13.5
Average goodwill and intangibles	(3.6)	(3.6)
Average allocated tangible equity	10.1	9.9

Return on average allocated tangible equity	15.6%	12.0%

1	The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 31 for further details.

Barclays International
	Q122	Q1211
Return on average allocated tangible equity	£m	£m
Attributable profit	1,300	1,431

	£bn	£bn
Average allocated equity	36.0	32.8
Average goodwill and intangibles	(0.9)	(0.5)
Average allocated tangible equity	35.1	32.3

Return on average allocated tangible equity	14.8%	17.7%

Corporate and Investment Bank
	Q122	Q1211
Return on average allocated tangible equity	£m	£m
Attributable profit	1,316	1,263

	£bn	£bn
Average allocated equity	30.8	28.2
Average goodwill and intangibles	-	-
Average allocated tangible equity	30.8	28.2

Return on average allocated tangible equity	17.1%	17.9%

Consumer, Cards and Payments
	Q122	Q121
Return on average allocated tangible equity	£m	£m
Attributable (loss)/profit	(16)	168

	£bn	£bn
Average allocated equity	5.2	4.6
Average goodwill and intangibles	(0.9)	(0.5)
Average allocated tangible equity	4.3	4.1

Return on average allocated tangible equity	(1.5)%	16.5%

1	The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 31 for further details.

Tangible net asset value per share	As at 31.03.22	Restated1 As at 31.12.21	As at 31.03.21
	£m	£m	£m
Total equity excluding non-controlling interests	68,465	69,052	65,105
Other equity instruments	(11,119)	(12,259)	(11,179)
Goodwill and intangibles	(8,046)	(8,061)	(7,867)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	49,300	48,732	46,059

	m	m	m
Shares in issue	16,762	16,752	17,223

	p	p	p
Tangible net asset value per share	294	291	267

1	To reflect the over-issuance of US securities under the Barclays Bank PLC US Shelf, 2021 comparatives have been restated. See Basis of preparation on page 31 for further details.

Shareholder Information

Results timetable1			Date
2022 Interim Results Announcement			28 July 2022

				% Change3
Exchange rates2	31.03.22	31.12.21	31.03.21	31.12.21	31.03.21
Period end - USD/GBP	1.31	1.35	1.38	(3)%	(5)%
3 month average - USD/GBP	1.34	1.35	1.38	(1)%	(3)%
Period end - EUR/GBP	1.19	1.19	1.18	-	1%
3 month average - EUR/GBP	1.20	1.18	1.14	2%	5%

Share price data
Barclays PLC (p)	148.30	187.00	185.92
Barclays PLC number of shares (m)	16,762	16,752	17,223

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
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Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
https://www.shareowneronline.com
Toll Free Number: +1 800-233-5601
Outside the U.S. +1 651-453-2128

Delivery of ADR certificates and overnight mail
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1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.